October 6, 2021
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Ethan Horowitz
Ms. Wei Lu

Re:	EOG Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020 - Filed February 25, 2021
File No. 001-09743

Ladies and Gentlemen:
On behalf of EOG Resources, Inc. (the “Company”, “EOG”, “we”, “us” or “our”), I hereby submit the Company’s responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company, dated September 9, 2021, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2020 filed with the Commission via the Commission’s EDGAR system on February 25, 2021 (“2020 Form 10-K”).
For your convenience, each response below is preceded by the Staff’s comment to which the response relates.
1.    Your CSR report notes that reducing emissions from your operations is important to EOG for environmental, operational, and economic reasons. We also note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

United States Securities and Exchange Commission
Division of Corporation Finance
October 6, 2021

Response:    The disclosures in our annual Sustainability Report, on the one hand, and in our Form 10-K and other Commission filings, on the other, have been guided by diverse considerations, according to the varying purposes of the documents and the legal requirements (or, in the absence thereof, evolving practices) and evolving stakeholder expectations relating to them.
In preparing the disclosures in our Form 10-K and other Commission filings with respect to climate-related matters, we have been guided by (i) the requirements of Regulation S-K – including Items 101(c), 105 and 303, (ii) the Commission’s general disclosure principle (set forth in Rule 12b-20) providing that, in addition to the disclosures expressly required to be included in Commission filings, registrants shall disclose such further material information, if any, as may be necessary to make the required disclosures not misleading and (iii) the Commission’s 2010 interpretive release providing guidance regarding disclosures relating to climate change. Thus guided, we provide disclosure in our Commission filings regarding a particular event, transaction, trend, uncertainty, impact or other matter if it is material to, or is reasonably likely to have a material impact on, our business, financial condition or results of operations, taking into account the size, scope and nature of our business.
On the other hand, and as further discussed below, the disclosures in our annual Sustainability Report cover issues and topics that we believe are of interest to our various stakeholders. However, identification of an item for inclusion in our annual Sustainability Report is not meant to correspond with the concept of materiality (as historically formulated under the Commission’s disclosure framework). Stated otherwise, in developing the contents of our Sustainability Report, we apply a broad lens and do not limit ourselves to the Commission’s materiality requirements.
The contents of our annual Sustainability Report are informed by, among other things, our review of voluntary ESG (environmental/social/governance) disclosure frameworks – such as that of the Sustainability Accounting Standards Board and the Financial Stability Board’s Task Force on Climate-related Financial Disclosures – as well as our review of the ESG-related disclosures of various other public companies, including our peer companies. Our annual Sustainability Report disclosures are also informed by our discussions and correspondence with, and requests and other feedback from, many different stakeholders, including, but not limited to, certain of our stockholders.
Our annual Sustainability Report provides a regular opportunity for us to present information, perspectives and discussions that we think may be of interest to our various stakeholders, including (i) matters relating to our performance and activities with respect to climate-related and other ESG matters and (ii) our relevant accomplishments, progress towards our climate-related and other ESG goals, and the ESG-related areas on which we are focused. These disclosures go beyond the Commission’s disclosure framework and the disclosure requirements of Regulations S-K and S-X and, thus, are more expansive than those provided in our filings with the
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United States Securities and Exchange Commission
Division of Corporation Finance
October 6, 2021

Commission. Further, while these climate-related and other ESG matters and our related performance and activities are not currently (and have historically not been) material to our business, financial condition or results of operations, we believe, as noted above, that such matters are of interest to a broad range of our stakeholders, including the communities in which we operate and non-governmental organizations.
2.    We note that you generally refer to capital expenditures for climate-related projects.  If material, please quantify these expenditures.
Response:    For fiscal year 2020, our operating revenues and operating expenses each exceeded $11 billion and our capital expenditures were approximately $3.5 billion and, as of December 31, 2020, our total assets and market capitalization exceeded $35 billion and $29 billion, respectively.
Our capital expenditures for climate-related projects, in fiscal year 2020 (and in prior fiscal years), were not material to our business, financial condition or results of operations and did not constitute a significant portion of our overall exploration and development and other property, plant and equipment expenditures.
Nevertheless, to the extent our capital expenditures for climate-related projects in fiscal year 2021 (or a future fiscal year) are material, we will provide appropriate disclosure (in accordance with applicable legal requirements) regarding such expenditures.
3.    To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
•    increased demand for goods that result in lower emissions than competing products;
•    increased competition to develop innovative new products that result in lower emissions;
•    increased demand for generation and transmission of energy from alternative energy sources;
•    decreased demand for services related to carbon-based energy sources; and
•    any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
Response:    In fiscal year 2020 (and in prior fiscal years), the consequences of climate-related regulation and business trends did not have (and were deemed not reasonably likely to have) a material impact on our business, financial condition or results of operations.
Our filings with the Commission discuss the kinds of impacts that climate-related regulation and business trends could potentially have on our business, financial condition and results of operations – see, for example, the disclosure in the “Regulation” section of our 2020 Form 10-K on page 9 and the risk factor disclosures on pages 13-15 and 22 of our 2020 Form 10-K.
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United States Securities and Exchange Commission
Division of Corporation Finance
October 6, 2021

Further, to the extent the indirect consequences of climate-related regulation or business trends result in reduced demand for crude oil, natural gas liquids and/or natural gas, those consequences will be reflected in the price for such commodity. We provide significant disclosure in our Commission filings regarding the prices that we receive for our products, including corresponding risk factor disclosure.
To the extent that in fiscal year 2021 (or a future fiscal year) there are consequences (direct or indirect) of climate-related regulation or climate-related business trends that are (or are deemed reasonably likely to be) material to our business, financial condition or results of operations, we will provide appropriate disclosure (in accordance with applicable legal requirements) regarding such consequences.

4.    Quantify any material weather-related damages to your property or operations.

Response:    In fiscal year 2020 (and in prior fiscal years), we did not incur any material weather-related damages to our property or operations. Our filings with the Commission discuss the impacts that weather and climate could potentially have on our business, financial condition and results of operations – see the risk factor disclosure on page 26 of our 2020 Form 10-K.
In addition, from time to time, there may be weather events having a significant and immediate impact on the exploration and production sector and/or the energy industry generally with varying impacts on individual companies. In such instances, we may include disclosure in our Commission filings discussing such event and the impact on our business, financial condition and results of operations, even if such impact was not material. For example, see the disclosures in our Form 10-Q for the quarterly period ended March 31, 2021 discussing (on page 21) the impacts of Winter Storm Uri on (i) the prices we realized on certain days in February 2021 for deliveries of natural gas volumes and (ii) our lease and well costs, transportation costs and gathering and processing costs for the first quarter of 2021.
To the extent we incur weather-related damages to our property or operations in fiscal year 2021 (or a future fiscal year) that are material to our business, financial condition or results of operations, we will provide appropriate disclosure (in accordance with applicable legal requirements) regarding such damages.
5.    If material, disclose any weather-related impacts on the cost or availability of insurance.
Response:    In fiscal year 2020 (and in prior fiscal years), weather events did not have a material impact on the cost or availability to us of insurance. Page 12 of our 2020 Form 10-K discusses the insurance maintained by EOG.
energy opportunity growth

United States Securities and Exchange Commission
Division of Corporation Finance
October 6, 2021

To the extent that in fiscal year 2021 (or a future fiscal year) weather events have a material impact on the cost or availability to us of insurance, we will provide appropriate disclosure (in accordance with applicable legal requirements) regarding such impacts.
6.    Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as market trends that may alter business opportunities, credit risks, or technological changes.
Response:    In fiscal year 2020 (and in prior fiscal years), transition risks related to climate change, which might include a transition to a low-carbon economy, did not have (and were deemed not reasonably likely to have) a material impact on our business, financial condition or results of operations.
Our filings with the Commission discuss the kinds of impacts that climate-related business trends and regulation could potentially have on our business, financial condition and results of operations – see, for example, the disclosure in the “Regulation” section of our 2020 Form 10-K on page 9 and the risk factor disclosures on pages 13-15 and 22 of our 2020 Form 10-K.
Further, to the extent that transition risks related to climate change reduce demand for crude oil, natural gas liquids and/or natural gas, those consequences would be reflected in the prices we receive for that commodity. We provide significant disclosure in our Commission filings regarding the prices that we receive for our products, including corresponding risk factor disclosure.
To the extent that in fiscal year 2021 (or a future fiscal year) our business, financial condition and results of operations are (or are deemed reasonably likely to be) materially impacted by transition risks related to climate change, we will provide appropriate disclosure (in accordance with applicable legal requirements) regarding such impacts.
7.    Quantify any material increased compliance costs related to climate change.
Response:    In fiscal year 2020 (and in prior fiscal years), we did not incur any material increase in compliance costs related to climate change. The disclosure in the “Regulation” section of our 2020 Form 10-K on page 9 and the risk factor disclosure on page 22 of our 2020 Form 10-K discuss the possibility that currently proposed or future laws, regulations, treaties and policies regarding climate change could have a material impact on our business, financial condition and results of operations, including our incurrence of related direct and indirect costs.
To the extent that in fiscal year 2021 (or a future fiscal year) we incur increased compliance costs related to climate change that are material, we will provide appropriate disclosure (in accordance with applicable legal requirements) regarding such increased costs.
energy opportunity growth

United States Securities and Exchange Commission
Division of Corporation Finance
October 6, 2021

8.    If applicable and material, provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.
Response:    In fiscal year 2020 (and in prior fiscal years), EOG did not purchase or sell any carbon credits or offsets. Please note, however, that on page 22 of our 2020 Form 10-K, we acknowledge that the achievement of our current or future internal initiatives relating to the reduction of GHG emissions may (among other things) require us to purchase emissions credits or offsets.
To the extent in fiscal year 2021 (or a future fiscal year) our purchases or sales of carbon credits or offsets are material to our business, financial condition or results of operations, we will provide appropriate disclosure (in accordance with applicable legal requirements) regarding such transactions.
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If you have any questions regarding the foregoing, please contact me at 713-651-6946 or Amos Oelking, the Company’s Senior Counsel, at 713-651-7146.
Sincerely,
/s/ Timothy K. Driggers
Timothy K. Driggers
Executive Vice President and Chief Financial Officer

cc:	Mr. William R. Thomas
Mr. Ezra Y. Yacob
Mr. Michael P. Donaldson
Ms. Ann D. Janssen
Mr. Gary Y. Peng

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